Exhibit 99.1

News

FOR IMMEDIATE RELEASE

Bank of Montreal to Redeem $150,000,000 Non-cumulative 5-Year Rate Reset Class B Preferred Shares Series 18

TORONTO, January 24, 2014 – Bank of Montreal today announced its intention to redeem all of its $150,000,000 Non-cumulative 5-Year Rate Reset Class B Preferred Shares Series 18 (“Preferred Shares Series 18”) on February 25, 2014.

The Preferred Shares Series 18 are redeemable at Bank of Montreal’s option on February 25, 2014, at a redemption price of $25.00 per share together with declared and unpaid dividends to the date fixed for redemption. Payment of the redemption price will be made by Bank of Montreal on or after February 25, 2014, upon surrender of the Preferred Shares Series 18.

Separately from the payment of the redemption price, the final quarterly dividend of $0.40625 per share for the Preferred Shares Series 18 will be paid in the usual manner on February 25, 2014, to shareholders of record on February 1, 2014.

Notice will be delivered to holders of the Preferred Shares Series 18 in accordance with the terms outlined in the Preferred Shares Series 18 prospectus.

About BMO Financial Group

Established in 1817 as Bank of Montreal, BMO Financial Group is a highly diversified North American financial services organization. With total assets of $537 billion as at October 31, 2013, and more than 45,000 employees, BMO Financial Group provides a broad range of retail banking, wealth management and investment banking products and solutions.

For News Media inquiries:

Ralph Marranca, Toronto, ralph.marranca@bmo.com, (416) 867-3996

Ronald Monet, Montreal, ronald.monet@bmo.com, (514) 877-1873

For Investor Relations inquiries:

Sharon Haward-Laird, Toronto, sharon.hawardlaird@bmo.com, (416) 867-6656

Andrew Chin, Toronto, andrew.chin@bmo.com, (416) 867-7019